FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

March, 2012

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

(Exact name of Registrant as specified in its charter)

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santiago, February 29th, 2012

Mr. Fernando Coloma C.

Securities and Insurance Superintendent

Av. Libertador General Bernardo O’Higgins 1449

Santiago

REF: SIGNIFICANT EVENT

Dear Sir,

Pursuant to the provisions of articles 9° and 10°, subsection 2 of the Law No. 18,045, and the provisions contained under Chilean General Norm 30 of this Superintendency, I hereby report the following significant event.

The Board of Endesa Chile, at its meeting held on February 29th , 2012, agreed to initiate an organizational structure simplification involving certain of its Chilean subsidiaries, through a staggered and successive merger process which is expected to end this year. Endesa Chile will be the continuing entity for its subsidiaries Ingendesa, Compañía Eléctrica San Isidro S.A., Empresa Electrica Pangue S.A., Central Eléctrica Tarapacá S.A., Inversiones Endesa Norte S.A., Enigesa, and Endesa Eco.

These staggered and successive mergers need to be approved by the respective extraordinary shareholders meetings in due course. The reorganization has no relevant economic and financial effect on the results of Endesa Chile given the high ownership that the Company holds in these subsidiaries. However, this process will have a positive effect on corporate and operational terms due to a simplification of the current organizational structure.

Sincerely yours,

Joaquín Galindo Vélez

Chief Executive Officer
Endesa Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ JOAQUÍN GALINDO V.
Joaquín Galindo V. Chief Executive Officer

Dated: March 01, 2012